Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation, by reference in Registration Statement No. 333-82304, dated February 7, 2002, on Form S-8 pertaining to the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan, of our report dated June 20, 2008, relating to the statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years ended December 31, 2007 and 2006, and the supplementary schedules, which report appears in the December 31, 2007 annual report on Form 11-K of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan.

June 20, 2008
West Chester, Pennsylvania